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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June, 2005

Commission File Number: 0-22622

CREATOR CAPITAL LIMITED

__________________________________________________________________

(Translation of registrant’s name into English)

Canon’s Court,  22 Victoria Street,
Hamilton HM12, Bermuda

___________________________________________

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:    X          Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes:              No:    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATOR CAPITAL LIMITED

/ Deborah E Fortescue-Merrin/

Deborah Fortescue-Merrin
President & C.E.O.

Date:    August 8, 2005

EXHIBIT INDEX

1.

Interim Financial Statements for the Three Months ended March 31, 2005

2.

Management Discussion and Analysis for the Three Months ended March 31, 2005

3.

Certification of Interim Filings during Transition Period ended March 31,2005

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CREATOR CAPITAL LIMITED

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2005

U.S. Dollars

UNAUDITED

NOTICE TO READER

These are Unaudited Consolidated Financial Statements for this Second Financial Quarter, June 30, 2005. They have been prepared by Company Management in accordance with the Canadian generally accepted accounting principals, consistent with previous Quarters and Years. These Unaudited Consolidated Financial Statements should be read in conjunction with the year end Audited Consolidated Financial Statements for December 31, 2004.

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS For the Six Months Ended June 30, 2005 (with comparative figures to June 30, 2004 and December 31, 2004) (UNAUDITED)
ASSETS
June 30, 2005		June 30, 2004	December 31 2004
Current Assets
Cash and cash equivalents Accounts receivable Prepaid expenses Total current assets	$ 41,660 26,750 55,039 123,499	$ 34,460 35,500 51,172 121,132	$ 44,804 24,770 50,160 119,734

Furniture, fixtures and equipment Intangible Assets Total assets	44,345 - $ 167,794	56,363 115,030 $ 292,525	49,361 115,030 $ 284,125
LIABILITIES
Current liabilities
Accrued Dividends Accounts payable and accrued expenses Notes Payable Total current liabilities Notes Payable, Long Term	1,433,665 79,031 41,164 1,553,860 66,322 $ 1,620,182	1,241,395 192,454 18,000 1,451,849 66,322 $ 1,518,171	1.339,408 65,374 25,000 1,429,782 66,322 $ 1,496,104
SHAREHOLDERS' EQUITY
Class A preferred shares, $0.01 par value,
Authorized: 3,000 shares; Issued: 2,237 shares	22	22	22
Class B preferred shares, $0.01 par value,
Authorized: 5,000,000 shares; Issued:	0	0	0
Common shares, $0.01 par value
Authorized: 100,000,000 shares Issued: 90,424,191 and 87,782,611 shares Additional paid-in-capital Accumulated deficit	873,027 65,405,998 (67,731,434) (1,452,388)	873,027 65,405,998 (67,504,693) (1,225,646)	873,027 65,405,998 (67,491,026) (1,211,979)
Total liabilities and shareholders' equity	$ 167,794	$ 292,525	$ 284,125
APPROVED ON BEHALF OF THE BOARD: /s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin	/s/ Anthony P Clements Anthony P Clements

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS For the Six Months Ended June 30, 2005 (with comparative figures to June 30, 2004 and December 31, 2004) (UNAUDITED)
	Six Months Ended June 30,		December, 31
	2005	2004	2004

Revenue	$ 43,500	$ 72,750	$ 136,000
Operating Expenses
Amortization and depreciation Bad Debt expense Consulting and contract labor General and administrative Legal Marketing	5,017 0 22,000 46,740 1,745 595 76,097 $ (23,267)	7,001 0 21,000 56,089 44,457 1,129 137,811 $ (50,044)	14,002 (10,890) 42,000 118,949 65,560 8,229 237,850 $ (101,850)
Other: Expense recoveries Lawsuit settlement Foreign Withholding Tax Interest income Net Income (loss)	5,000 0 0 309 5,137 $ (27,288)	93,822 0 0 9 93,831 28,770	155,589 90,045 0 65 ___ 245,799 $ 143,949

BASIC AND DILUTED LOSS PER SHARE Numerator for basic and diluted loss per share:
Net Income (loss) Preferred stock dividends Gain (loss) to common shareholders	(27,288) (99,857) (127,145)	28,770 (99,858) 71,088)	143,949 (201.370) $(57,421)

Denominator for basic and diluted loss per share: Weighted average shares outstanding	90,424,191	90,424,191	90,424,191

Net loss per share	$ (0.0014)	$ (0.0008)	$ (0.0006)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the Six Months Ended June 30, 2005
(with comparative figures to June 30, 2004 and to December 31, 2004)
(UNAUDITED)

	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004	Year Ended December 31, 2004
CASH PROVIDED (USED) BY: OPERATING ACTIVITIES

    Activity for the period:
    Changes in non-cash working capital balances:
        Depreciation and amortization
        Accounts receivable
        Prepaid expenses
        Accrued dividends payable
        Accounts payable and accrued expenses
            Net cash provided by (used in) operating activities

	$ (27,288) 5,016 (1,980 (4,879) 94,257 13,657 78,783	$ 28,770 7,001 19,000 (5,005) 80,587 (36,852) (93,501)	$ 143,949 14,002 29,730 (3,992) 178,870 (164,202) 198,357
INVESTING ACTIVITIES
Purchases of Furniture , Fixtures &Equipment Purchase – Chinese Lottery License Investment in China Lottery Net cash provided by (used in) investing activities	0 0 0 0	0 0 0 0	0 0 0 0
FINANCING ACTIVITIES
Notes Payable Preferred stock dividends Net cash provided by (used in) financing activities	(98091) (81,927)	(99,858) (99,858)	7,000 (201,370) (194,370)
Net increase (decrease) in cash Cash, beginning of period Cash, end of period	(3,144) 44,804 $ 41,660	(6,357) 40,817 $ 34,460	3,987 40,817 $ 44,804

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES
Consolidated Statement of Accumulated Deficit
For the Nine Months Ended June 30, 2005
(with comparative figures to June 30, 2004 and December 31, 2004)

(UNAUDITED)

	June 30, 2005	June 30, 2004	December 31, 2004
Balance, Beginning of Period Current Period’s Activities: Net Income Preferred Stock Dividends Balance, End of Period	$ (67,606,056) (27,288) (98,090) $ (67,731,424)	$ (67,433,605) (28,770) (99,858) $ (67,504,693)	$ (67,433,605) (28,919) (201,370) $ (67,606,056)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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CREATOR CAPITAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

NATURE AND CONTINUANCE OF OPERATIONS

The Company is a Bermuda exempted company which, in June 1997, changed its name from Sky Games International Ltd. ("SGI") to Interactive Entertainment Limited. On September 27, 2000 the name was changed to Creator Capital Limited. The Company provides inflight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to the aircraft of international commercial air carriers. Gaming software was marketed using the name Sky Games™, and the entertainment software is marketed using the name Sky Play.

The Company has developed a marketing Internet Website for the purpose of International Sales of Tickets in the People's Republic of China's Soccer Betting Lottery under its investment agreement with Trade Watch Consultants Limited.  This website is now inactive.

These consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of company has suffered recurring losses from operations and has a net concern is dependent upon many factors, including the ability of the degree of competition encountered by the Company, technology risks, government regulation and general economic conditions. These consolidated financial statements do no include any adjustments that might result from this uncertainty.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers cash on hand, deposits in banks and short-term investments with maturities of three months or less as cash and cash equivalents.

Software Development

All software production costs have been capitalized until the software was available for general release to customers, in accordance with the provisions of Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Amortization of the software costs over a three year period started in June 1998, Software development costs were written down in December, 1998 to a value representing the value attributable to the Sky Play software.

Property and Equipment

The Company's property and equipment is recorded at cost and depreciated using the straight-line and declining balance methods over its estimated economic life which is generally three to five years.

Additions and improvements that materially extend the useful lives are capitalized, while repairs and maintenance costs are expensed as incurred.

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Goodwill

The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. Under SFAS No. 142, goodwill is no longer amortized but is reviewed for impairment annually, or more frequently if certain indicators arise.  The Company completes its annual goodwill impairment tests as of December 31 of each year for all its reporting units. Based on an analysis of economic characteristics and how the Company operates its business, the Company has designated its business segments as its reporting units. As required by the statement, intangible assets that do not meet the criteria for recognition apart from goodwill must be reclassified to goodwill. With adoption of the statement, the Company ceased amortization of goodwill as of January 1, 2002.

Impairment of Long Lived Assets

In accordance with Statement of Financial Accounting Standard No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of, management continually evaluates whether events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable.

Loss Per Share

In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share (SFAS No. 128). SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share exclude any dilutive effects of options, warrants and convertible securities. Diluted earnings per share are very similar to the previously reported fully diluted earnings per share.  For the periods ended December 31, 2004, December 31, 2003 and December 31, 2002, there is no difference between basic and diluted loss per share as all stock options, warrants, convertible debentures and convertible preferred stock are anti-dilutive for the periods presented. All loss per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS No. 128 requirements.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates used in these financial statements include fair values and impairment analysis of Property and Equipment and Investment.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Sky Games International Corp. (a Nevada, USA corporation), Creator Island Equities Inc. (a British Columbia, Canada corporation), Trade Watch Consultants Ltd. (a British Virgin Islands corporation).  The subsidiary companies are inactive and all material inter-company transactions have been eliminated in consolidation.

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Disclosure about Fair Value of Financial Instruments

The Company estimates that the fair value of all financial instruments as of June 30, 2005, June 30, 2004 and December 31, 2004 as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying consolidated balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange.

Foreign Currency Translation

Foreign currency assets and liabilities are translated into United States dollars at the exchange rate prevailing at the balance sheet date. Revenue and expenses are translated at the average exchange rate during the year. Translation gains and losses are not material.

Website Development Costs

Emerging Issues Task Force Issue No.00-2, Accounting for Web Site Development Costs (EITF 00-2). Becomes effective for periods beginning after June 30, 2000, and establishes accounting and reporting standards for costs incurred to develop a web site based on the nature of each cost. In general, the pronouncement requires that costs incurred to develop a web site be capitalized and amortized to expense over the expected useful life of the site. The Company has incurred web site development costs.

Revenue Recognition

Revenue for Sky Play is recognized each month upon the invoicing of customer.  Revenue for Sky Games is recognized at the end of each month upon accumulation of monthly gaming totals.  During the period, revenue was generated only by Sky Play.

Recent Accounting Pronouncements

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 is not anticipated to have a material effect on the Company’s financial position, results of operations, or cash flows.

In December 2002, the Financial Accounting Standards Board (FASB) Issued Statement of Financial Accounting Standards No.148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (SFAS 148).  SFAS 148 amends SFAS 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the reported results.  The transition guidance and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The Company will continue to account for stock-based compensation under the provision of Accounting Principle Bond Opinion No. 25 “Accounting for Stock Issued to Employees” using the “intrinsic value” method. Accordingly, the adoption of SFAS 148 is not anticipated to have a material effect on the Company’s financial position, results of operations, or cash flows.

Page - 10 -

Statement of Financial Accounting Standards (SFAS) No.146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No.146), requires the Company to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. SFAS 146 replaces Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of SFAS NO.146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The effect of adoption of SFAS No.146 is dependent on the Company’s related activities subsequent to the date of adoption.

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued.  The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 is not anticipated to have a material effect on the Company’s financial position, results of operations, or cash flows.

NOTE 3

INVESTMENT – CHINA LOTTERIES

On September 22, 2001, the Company entered into an investment agreement with Trade Watch Consultants Limited, (formerly Asset China Investments Ltd.) (“TWC”). Trade Watch holds 70% of the outstanding shares of Beacon Hill Enterprises Ltd.  Beacon Hill holds the license for and operates one of two major Soccer Betting Lottery locations in Guangzhou City, Guangdong Province, People’s Republic of China. In exchange for 1,500,000 shares of the Company’s common stock, and an investment of up to HK$1,500,000 (US$180,050), the Company will receive 80% of the proceeds of the business profits that will be generated from Trade Watch’s sports betting and lottery assets. To date, the Company has forwarded HK$955,000 (US$115,030). As at September 30, 2003 no earnings have been recorded as this project is in its initial stages of operation and no business profits have been earned to date.

On November 1, 2001, the Company entered into an investment agreement with Lee John Associates (“LJA”). Lee John is engaged in the business of owning the licenses for and operating several lottery locations in Guangzhou City, Guangdong Province, Peoples’ Republic of China. In exchange for 500,000 shares of the Company’s common stock, the Company shall receive 80% of the proceeds of the business profits that will be generated from LJA’s Lottery businesses. As at September 30, 2003 no earnings had been recorded as this project is in its initial stages of operation and no business profits have been earned.

As of August, 2003, CCL had not received any funds under the agreements with TWC and LJA.  Therefore, upon detailed re-evaluation and analysis all parties mutually agreed to amend the original agreements. On September 1, 2003, CCL amended these agreements as described below:

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The original agreement with TWC required a total investment of US$180,050.00 HK$1,5000,000.00) and the issuance of 1,500,000 CCL common shares to TWC. To date, CCL has funded US$115, 030.00 but has not issued any common shares. Initially, both TWC and Beacon Hill Enterprises Ltd. (“BHE) agreed that TWC’s 70% ownership in BHE would be reduced to 49% (due to the partial completion of the original funding of US$180,050.00). The agreement was then finalized as a Licensing arrangement, whereby the US$115,030.00 advanced was deemed to be a one-time, full payment of the license fee to allow TWC to sell lottery tickets through a dedicated website www.worldwidelotteries-china.com. The 1,500,000 CCL common shares will not be issued as a part of the arrangement.

The original agreement with LJA required CCL is issue 500,000 CCL common shares in exchange for 80% of LJA’s business profits generated from its even sales locations within Guangdong Province in the People’s Republic of China. As of September 1, 2003, CCL had not received any funds from LJA, nor had CCL issued the 500,000 common shares. This agreement was cancelled on September 1, 2003.

As of December 31, 2003, CCL has completed the development of the website (www.worldwidelotteries-china.com) which is directed towards the international marketing and sales of the Soccer Betting Lottery. During the third Quarter 2003, approval was obtained and an agreement was reached with a Credit Card Payment processing provider.  Subsequently, the provided was unable to provide the required services due to an internal issue. In the fourth Quarter 2003, agreement was reached with NEteller to provide payment processing services. Subsequently, the live operation of this internet site has been suspended until a new Chinese agent has been appointed. There is investigation towards the licensing and integrating the online purchasing and processing portion of the software. There are also aspects of the software to be integrated into future applications of Sky Games.

NOTE 4

LICENSING AGREEMENT - ONLINE GAMING BUSINESS

On September 19, 2003, CCL’s wholly owned subsidiary, Trade Watch Consultants Ltd. (“TWC”) of the British Virgin Islands, entered into a Licensing Agreement with Action Poker Gaming Inc. (“APG”), a wholly owned subsidiary of Las Vegas from Home.com Entertainment. APG provides Internet Gaming Software designed for the on-line gaming industry. APG specializes in multi-player interactive poker games. CCL’s site www.worldwidegaming-asia.com will feature Asian Themed games such as “Chinese Poker”, “Pan” and “Big 2”.

As at September 30, 2004 the website content and design has not been forwarded to CCL for approval. Whereas APG has not affected steps to activate the services under this Agreement, CCL has deemed the Agreement in default and has withdrawn.

NOTE 5

SHAREHOLDERS' EQUITY

In 1997, the Company exchanged a promissory note in the amount of $2,737,000 for Class A Preference Stocks at $1,000 per share.

In 1998, the Company redeemed 500 Stocks at their redemption price of $1,000 per share. The Class A Preference Stocks are convertible at any time into Common Stock, Dividends on the Class A Preference Stocks are cumulative and payable quarterly at an annual dividend rate of 9%. The Company, at its option, may redeem the Class A Preference Stocks, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon. The Company is not required to redeem the Class A Preference Stocks.

Dividends on the Class A Preference Stocks were $99,858 for the six months ended June 30, 2004 and $102,616 in 2003. They remained unpaid and are in arrears at year-end. The Class A Preference Stock does not have any voting rights. As of June 30, 2004, 2,237 Class A Preference Stock remained outstanding.

In 1997, the Company issued Series A and Series B Convertible Preference Stocks of the Company's Class B Preferred Stock. The Class B Series A and Series B Preference Stock are convertible into stock of Common Stock.  As of December 31, 2002, all Series A Convertible Preference Stock of the Company’s Class B Preferred Stock as well as cumulative dividends related thereto have been converted into common Stocks.

Dividends are cumulative and may be paid, at the option of the Company and with prior notice, in additional stocks of Common Stock at an annual dividend rate of 8%.

On April 30, 1997, the Company entered into a Consulting agreement with James P. Grymyr, whereby he would provide consulting services to the Company from time to time, as requested by the Company. Under the terms of this agreement, the Company issued 586,077 stocks of Common Stock to Mr. Grymyr as consideration for all such consulting services, both past and future. During March 2001, Mr. Grymyr informed the Company that he did not provide any consulting services to the Company. Furthermore, he indicated that the agreement was never operational. A review of the Company’s records, and conversations with previous management did not reveal any evidence to the contrary. Therefore, Mr. Grymyr offered to annul the Consulting Agreement and return the shares to the Company for cancellation. The Company accepted this offer under the terms of the Annulment Agreement dated June 20, 2001. Mr. Grymyr has completed his undertakings as stated in the Annulment Agreement. The Company is in the process of completing the cancellation of the 586,077 common shares.

NOTE 6

INCOME TAXES

As a Bermuda exempted company, the Company is not currently subject to income tax filing requirements in Bermuda. Prior to 1999 the Company operated in the U.S. as a branch of a foreign corporation. Tax carry-forward in taxable jurisdictions have not been determined. Deferred tax assets, if any, would be fully reserved.  There are no income tax provisions, benefits, liabilities or assets reflected in the accompanying consolidated financial statements.

NOTE 7

CONTINGENCIES

Mr. Laurence Geller was Chairman of the Board of Directors of the Company from September 30, 1996 until February 23, 1999. The annual compensation of the Chairman of the Board was set at $100,000 and is not payable until the Company generates sufficient cash flows from operations. The amount payable of $133,000 has been accrued in the accounts payable. Mr. Geller never corresponded with the Company subsequent to his departure.  As of the December 31, 2004 fiscal year end, the Company no logner recognizes this commitment.  It has been removed from the financial statements.

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CREATOR CAPITAL LIMITED

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS

For the Quarter ended June 30, 2005

The following discussion and analysis, prepared as of June 30, 2005, should be read together with the Unaudited Consolidated Financial Statements for the Quarter ended June 30, 2005 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles.  The business operations of Creator Capital Limited are conducted in United States Dollars and therefore, all amounts herein are stated in United States Dollars unless otherwise indicated.

COMPANY

Creator Capital Limited ("CCL" or the "Company"), formerly known as Interactive Entertainment Limited ("IEL"), was incorporated pursuant to the laws of the Province of British Columbia on January 28, 1981 under the name Tu-Tahl Petro Inc. On My 10, 1990, the Company changed its name to Creator Capital Inc.  The Company was reincorporated through the continuance of its corporate existence from the Province of British Columbia to the Yukon Territory on July 15, 1992. On January 23, 1995, the Company changed its name to Sky Games International Ltd. (“SGI”). Effective February 22, 1995, the Company continued its corporate existence from the Yukon Territory to Bermuda as an exempted company under the Companies’ Act 1981 (Bermuda) (the “Bermuda Act”). In June 1997, the Company changed its name to Interactive Entertainment Limited following consummation of a series of amalgamations.  Pursuant to a Special Resolution passed by shareholders at the September 19, 2000 Annual General Meeting, the Company changed its name to Creator Capital Limited.

BUSINESS OF THE COMPANY

CCL's business is focused on providing inflight gaming software systems and services by developing, implementing and operating a computer-based interactive video entertainment system of gaming and other entertainment activities on, but not limited to, the aircraft of international commercial air carriers.  The Company offers two suites of entertainment: Sky Play® - a catalogue of popular interactive amusement games, and Sky Games® an inflight Gaming system consisting of the more popular casino games. CCL also provides customization services on all CCL software and assist clients in creating an alternative “non-ticket” based revenue stream.

Through to June 30, 2005, CCL’s principal activities continue to focus on 1) Continuing the redesign and development of the Sky Games Inflight Gaming Software System.  2) Continuing the management and support of the Sky Play Interactive Amusement Games business.  3) Seeking new and updated games for inclusion in the Sky Play Interactive Amusement Games Catalogue

THREE YEAR COMPARISON OF FINANCIAL INFORMATION

	2004	2003	2002	2005 (Q-2)

Revenues	$136,000	$174,385	$326,162	$43,500
Gain (Loss) from Operations before Amortization of financing costs	143,949	(98,187)	(81,250)	(27,288)
Net Gain (Loss) for the Year	(57,421)	(299,557)	(203,577)	(127,145)
Total Assets	284,125	319,878	378,030	167,794
Long Term Liabilities	66,322	66,322	66,322	66,322

Page - 13 -

DISCUSSION OF OPERATION AND FINANCIAL CONDITION
QUARTER ENDED JUNE 30, 2005

REVENUES

Revenue consists of fees generated from the licensing of the Sky Play PC based amusement games to the Airline Industry. Airline clients install the games on their inflight entertainment systems (IFE) as part of the inflight entertainment offered to passengers. Operations revenue for the Six months ended June 30, 2005 was $43,500 compared to $72,750 2004.

ADMINSTRATIVE COSTS

GENERAL AND ADMINISTRATION

	June 30, 2004	June 30, 2005
Chinese Withholding Tax	3,000	-
Accounting & Audit	9,240	16,400
Administration	19,780	12,600
Annual General Meeting	-	226
Bank Charges	383	333
Bad Debts	-	534
Collection Fees	-	-
Computer Supplies	6,651	1,205
Courier & Postage	358	-
Credit Card Processor	-	-
Filing Fees & Dues	4,042	3,879
Foreign Exchange	112	-
Investor Relations	897	994
Meetings	-	208
Office Supplies	1,413	845
Professional Fees	1,886	-
Software	-	-
Storage	1,137	813
Telecommunications	1,877	1,653
Transfer Agent	2,400	2,214
Travel	2,383	4,240
Website Maintenance	530	596
TOTAL GENERAL AND ADMINISTRATION	56,089	46,740

General and administrative expense was $46,740 in the 2005 period and $56,089 in the 2004 period:

Consulting and contract labor expenses increased from $21,000 for the 2004 Period to $22,000 for the 2005 Period.

The Legal expense for the Period was $1,745.  The Arbitration proceedings completed in March 2004 resulted in legal expenses of $44,457 during the 2004 Period.

Depreciation and amortization expenses increased to $5,017 for the 2005 period from $7,001 for 2004

Page - 14 -

SALES AND MARKETING COSTS

Product marketing decreased from $1,129 for the 2004 Period to $595 for this 2005 Period.

The Net Loss before preferred stock dividends was $27,288 for the six months ended June 30, 2005 compared to a net gain of $28,770 for the six months ended June 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2005, the Company had a working capital deficit of $1,430,411. The accruing preferred share dividends payable contributed substantially to this deficit.  The Company had negative cash flow from operations during the six months ended June 30, 2005.  It has been sufficient to provide the necessary funds for marketing, for continued development of the Company's products but not adequate to fund payment of the Company's dividend obligations on outstanding preference shares. The Company negotiated a restructuring and reduction of certain amounts owed to two of its largest creditors and to a best effort deferred payment plan on these obligations. One of creditors has now entered bankruptcy proceedings. Due to the operating losses of the past years, the Company’s continuance as a “going concern” is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations in its current business activities.

FORWARD-LOOKING INFORMATION

This document contains forward-looking statements that include among others, statements concerning the Company's plans to implement its software products, commence generating revenue from certain of its products, expectations as to funding its capital requirements, the impact of competition, future plans and strategies, statements which include the words "believe," "expect," and "anticipate" and other statements of expectations, beliefs, anticipated developments and other matters that are not historical facts.  These statements reflect the Company's views with respect to such matters.  Management cautions the reader that these forward-looking statements are subject to risks and uncertainties that could cause actual events or results to materially differ from those expressed or implied by the statements.

RELATED PARTY TRANSACTIONS

For the Period the aggregate compensation paid or accrued by the Company and its subsidiaries to any and all directors and officers was $10,500.

As at the Quarter end, the Company owed $36,586 to a Director related entity, of which $13,898 was incurred during the Period. The amount includes accumulated outstanding expense reimbursements for various office supplies, services, and computer related costs.  The balance is included within the accounts payable and accrued liabilities accounts.

CAPITAL FINANCING

There were no capital financings during the period.

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SUMMARY OF QUARTERLY RESULTS

	2005		2004				2003
	March	June	March	June	September	December	March	June	September

Revenue	$21,750	$43,500	$44,065	28,185	38,600	136,000	43,210	87,460	126,060
Net (Loss) Gain	$(67,787)	$(127,145)	$(95,615)	21,171	(26,756)	(57,421)	(61,165)	(110,647)	(185,401)
Net Loss/share	$(0.0007)	$(0.0014)	$(0.0001)	$0.0002	$(0.0009)	$(0.0006)	$($0.001)	$0.001)	$(0.0021)

SUBSEQUENT EVENTS

There are no subsequent events to the Period.

OUTSTANDING SHARE DATA

a)

COMMON SHARES

	COMMON SHARES	VALUE

Balance, December 31, 2004	90,795,037	873,027
Issuance during the period	nil	nil
Balance, June 30, 2005	90,795,037	873,027

b)

OPTIONS

For the period, the Company did not issue any securities or options.

c)

ESCROW

During the Quarter, the Company’s Transfer Agent, Computershare Investor Services Inc. notified the Company.  They pointed out the Escrow Agreement contains a provision for expiry of the Escrowed Common Shares resulting in the cancellation of said shares. They stated the expiry date has come to pass.  Currently, the Company is addressing this issue.

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